WESTINGHOUSE SOLAR, INC.
1475 S. Bascom Ave. Suite 101
Campbell, California 95008

June 16, 2011

VIA FACSIMILE AND DIRECT TRANSMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

Attention:	Mr. Jay Ingram Ms. Jessica Kane

Re:	Westinghouse Solar, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-172939)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 3:00 p.m., Eastern Time, on June 17, 2011, or as soon thereafter as practicable or at such later time as the Company may request by telephone to the Commission.  The Company hereby authorizes both Brad Rock and Carlos Rivas of DLA Piper LLP (US), counsel for the Company, to make such request on our behalf.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please call Brad Rock of DLA Piper LLP (US), counsel to the Company, at 650-833-2111.

Very truly yours,

WESTINGHOUSE SOLAR, INC.

By: /s/ Margaret Randazzo
Margaret Randazzo
Chief Financial Officer